                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(d)(c) AND (d) AND AMENDMENTS THERE TO FILED
                             PURSUANT TO 13d-2(b)

                 Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 2)*



                           ELECTRIC LIGHTWAVE INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                           CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                               284895 10 9
                     ----------------------------------
                              (CUSIP Number)

                              FEBRUARY 4, 2000
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 284895 10 9                13G                     PAGE   2   OF   8
          -----------                                              ---      ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     CANYON CAPITAL ADVISORS LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     DELAWARE
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       420,400
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    420,400
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     420,400
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     4.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IA
-------------------------------------------------------------------------------

CUSIP No. 284895 10 9                13G                     PAGE   3   OF   8
          -----------                                              ---      ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     MITCHELL R. JULIS
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     UNITED STATES
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       420,400
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    420,400
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     420,400
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     4.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 284895 10 9                13G                     PAGE   4   OF   8
          -----------                                              ---      ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     JOSHUA S. FRIEDMAN
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     UNITED STATES
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       420,400
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    420,400
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     420,400
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     4.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 284895 10 9                13G                     PAGE   5   OF   8
          -----------                                              ---      ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     R. CHRISTIAN B. EVENSEN
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     UNITED STATES
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       420,400
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    420,400
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     420,400
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     4.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

ITEM 1.

    (a)   Name of Issuer

          Electric Lightwave Inc.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices

          4400 NE 77th Avenue
          Vancouver, WA 98662
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing

          This Schedule 13G is being filed on behalf of the following persons*:

          (i)    Canyon Capital Advisors LLC ("CCA")
          (ii)   Mitchell R. Julis
          (iii)  Joshua S. Friedman
          (iv)   R. Christian B. Evensen

          CCA is the investment advisor to the following persons:

          (i)    The Value Realization Fund, L.P. ("VRF")
          (ii)   The Value Realization Fund, L.P. ("VRFB")
          (iii)  The Canyon Value Realization Fund (Cayman), Ltd. ("CVRF")

          * Attached Exhibit A is a copy of an agreement among the persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each them.
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence

          The principal business office of the persons comprising the group filing this Schedule 13G is located 9665 Wilshire Boulevard,
          Suite 200, Beverly Hills, CA 90212.
          ---------------------------------------------------------------------
    (c)   Citizenship

          CCA:                       a Delaware limited liability company
          VRF:                       a Delaware limited partnership
          VRFB:                      a Delaware limited partnership
          CVRF:                      a Cayman Island corporation
          Mitchell R. Julis:         United States
          Joshua S. Friedman:        United States
          R. Christian B. Evensen:   United States
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities

          The class of securities beneficially owned by the persons filing this statement is common stock.
          ---------------------------------------------------------------------
    (e)   CUSIP Number

          284895 10 9
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: ONE OF THE
         FOLLOWING:

         Not applicable as this Schedule 13G is filed pursuant to Rule 13d(c).

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ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on this Schedule 13G is hereby incorported by reference.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. /X/


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         CCA is an investment advisor to various managed accounts, including VRF, VRFB and CVRF, with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held by such managed accounts. Messrs. Julis, Friedman and Evensen are the sole general partners of entities which own 100% of CCA.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2000


CANYON CAPITAL ADVISORS LLC,
A DELAWARE LIMITED LIABILITY COMPANY


By:  /s/ Joshua S. Friedman
     -----------------------------
Name:      Joshua S. Friedman
Title:     Managing Director


JOSHUA S. FRIEDMAN

/s/ Joshua S. Friedman
----------------------------------


MITCHELL R. JULIS

/s/ Mitchell R. Julis
----------------------------------


R. CHRISTIAN B. EVENSEN

/s/ R. Christian B. Evensen
----------------------------------